Exhibit 99.1

301 Merritt 7 Norwalk, CT 06851 U.S.A. T (203) 840-2000 www.appliedbiosystems.com
Contacts Investors William Craumer 650.638.6382 craumewc@appliedbiosystems.com

Media

Peter Dworkin

650.554.2479

dworkipg@appliedbiosystems.com

APPLIED BIOSYSTEMS REPORTS FINANCIAL RESULTS

FOR FOURTH QUARTER AND FISCAL 2008

—	Q4 net revenues increased 9% to $609 million

—	Q4 fully diluted GAAP EPS of $0.50

—	Q4 non-GAAP EPS of $0.49

FOSTER CITY, CA, July 24, 2008 – Applied Biosystems (NYSE: ABI) today reported net revenues of $609.0 million for the fourth quarter of fiscal 2008, an increase of approximately 9% over the prior year quarter of $557.3 million. The net effect of foreign currency on net revenues was a favorable impact of approximately 5% compared to the prior year quarter.

For the fourth quarter of fiscal 2008, Applied Biosystems reported income from continuing operations of $86.4 million, or $0.50 per share, compared to $79.3 million, or $0.42 per share, for the prior year quarter. Results in both periods were affected by the specified items described in the paragraph below. Earnings per share (EPS) from continuing operations on a non-GAAP basis, excluding the items specified below, were $0.49, a 29% increase compared to $0.38 for the prior year quarter. The net effect of foreign currency was a benefit of approximately $0.06 per share compared to the prior-year quarter.

Net income for the fourth quarter of fiscal 2008 was $86.4 million, compared to $87.8 million for the prior year quarter. Net income for the fourth quarter of fiscal 2007 included an after-tax benefit of $8.5 million for discontinued operations related to the settlement of German tax audits.

“This was an eventful quarter for our company with the separation of Celera and the announced merger with Invitrogen,” said Tony L. White, Chief Executive Officer, Applied Biosystems Inc. “However, these events should not overshadow the good performance turned in by our businesses, which generated broad-based revenue growth with very good earnings and cash flow as well.”

Mark Stevenson, President and Chief Operating Officer of the Applied Biosystems Group, commented further, “During the fourth quarter we continued to experience double-digit growth in our consumables business and in other sources of revenue. We saw a resurgence of strength in our Real-Time PCR/Applied Genomics business, our largest product category; meaningful gains in DNA sequencing; and modest growth in mass spectrometry. Our applied markets businesses showed healthy gains in both DNA and mass spectrometry applications. We began shipping our SOLiD 2.0 next-generation sequencing platform in May. It has been well-received by customers and we are gaining good traction in the marketplace as word spreads about the system’s superior throughput and accuracy and unparalleled ability to support key studies like cancer genomics and whole-transcriptome expression analysis.”

During the fourth quarters of both fiscal 2008 and 2007 Applied Biosystems recorded items that affected the comparability of results. For the fourth quarter of fiscal 2008, Applied Biosystems recorded a pre-tax charge of $8.6 million for restructuring charges, primarily for severance and our 50% share of the costs incurred for the separation of Celera; a pre-tax charge of $7.8 million for costs associated with the proposed combination with Invitrogen; and a pre-tax gain of $25.0 million related to the sale of Millennium shares upon its acquisition by Takeda Pharmaceutical. Applied Biosystems also recorded amortization expense of $2.6 million related to acquired intangibles. The fourth quarter of fiscal 2008 also included net tax benefits of $0.5 million related to foreign tax matters.

During the fourth quarter of fiscal 2007, Applied Biosystems recorded a pre-tax gain of $3.5 million due to the receipt of past royalties under new and amended patent licenses. Applied Biosystems also recorded amortization expense of $2.8 million related to acquired intangibles. The fourth quarter of fiscal 2007 included a net tax benefit of $6.9 million primarily related to foreign tax settlements and the reduction of foreign valuation allowances.

The following table summarizes the impact of these items on EPS calculations:

Reconciliation of GAAP amounts to Non-GAAP amounts

(Dollar amounts in millions)

	Three months ended June 30, 2008			Three months ended June 30, 2007
	GAAP amounts	Adj.	Non-GAAP amounts	GAAP amounts	Adj.	Non-GAAP amounts
Operating income	$95.9	$(19.0)	$114.9	$95.6	$0.7	$94.9
Income before income taxes	124.5	6.0	118.5	103.5	0.7	102.8
Provision for income taxes	38.1	3.9	34.2	24.2	(6.5)	30.7
Income from continuing operations	86.4	2.1	84.3	79.3	7.2	72.1

Earnings per share allocations(1)	0.1	0.1		(0.1)	(0.1)
Adjusted income from continuing operations for earnings per share	$86.5	$2.2	$84.3	$79.2	$7.1	$72.1

Total diluted earnings per share from continuing operations	$0.50	$0.01	$0.49	$0.42	$0.04	$0.38

(1) Represents allocation of intercompany sales of assets and interperiod taxes to adjust net income for purposes of calculating earnings per share.

Quarterly Financial Highlights

—

Revenues by source and the change relative to the prior year quarter were: $254.1 million for Instruments, a 5% increase; $249.9 million for Consumables, a 13% increase; and $105.0 million for Other Sources, a 13% increase. Revenues from Other Sources included $74.8 million from our Services business and $24.5 million from royalties and licenses.

—

Revenues for major geographic regions and their change relative to the prior year quarter were: $239.2 million in the United States, a 3% increase; $229.7 million in Europe, a 9% increase including favorable foreign currency effects of approximately 9%; $55.3 million in Japan, a 10% increase including favorable foreign currency effects of approximately 12%; and $57.8 million in Other Asia Pacific countries, a 42% increase including favorable foreign currency effects of approximately 6%.

—

Gross margin in the fourth quarter of fiscal 2008 was 56.5%, versus 55.4% in the prior year quarter. The increase in gross margin was driven primarily by the favorable impact of foreign currency and lower enzyme costs, partially offset by mass spectrometry pricing.

—

Selling, general, and administrative (SG&A) expenditures in the fourth quarter of fiscal 2008 were $176.4 million, or 29.0% of revenues, compared to $160.2 million, or 28.7% of revenues, in the prior year quarter. Approximately half of the increase in SG&A was due to the unfavorable impact of currency.

—

Research and development (R&D) expenditures in the fourth quarter of fiscal 2008 were $52.5 million, or 8.6% of revenues, compared to $53.5 million, or 9.6% of revenues, in the prior year quarter. The decrease in R&D expenditures was primarily due to lower employee-related costs and the termination in June 2007 of a contract with the U.S. Department of Defense. Partially offsetting the decrease were investments in programs related to the SOLiD system.

—

Cash flow from continuing operations was $163.6 million and capital expenditures were $18.2 million for the quarter. Depreciation and amortization expense was $19.2 million. As of the end of the quarter, cash and short term investments were $543.2 million, up from $494.5 million as of June 30, 2007. This increase is largely the result of cash flow from operations partially offset by the $602 million payment in September 2007 to Morgan Stanley for the Accelerated Share Repurchase transaction, a portion of which was funded with available cash and the balance of which was funded by $275 million of short-term debt. Of the amount borrowed, $100.0 million was outstanding at the end of the quarter. Subsequent to quarter end, the company paid off an additional $50 million, leaving a current outstanding balance of $50 million. Accounts receivable were $475.6 million, representing 58 days sales outstanding, and inventory was $161.8 million, representing 3.3 months of inventory on hand.

Recent Business Developments

—

On July 1, the company announced that it had changed its name to Applied Biosystems Inc. to reflect the remaining business of the company following the separation of its Celera business. Celera is now an independent, publicly traded company that holds the businesses, assets and liabilities previously attributed to the company’s Celera Group. With the separation of Celera, the company no longer operates under its former tracking stock structure.

—

On June 12, the company and Invitrogen Corporation (NASDAQ: IVGN) announced that their respective Boards of Directors had approved a definitive merger agreement under which Invitrogen will acquire all of the outstanding shares of Applied Biosystems stock. The merger is subject to customary closing conditions, including approval by the stockholders of each company, and is targeted to close during the fall of 2008. Following the close of the merger, the combined organization will be named Applied Biosystems.

—

Also in June, Applied Biosystems and its partner, MDS Sciex, announced several new mass spectrometry software and workflow solutions aimed at helping customers achieve greater productivity across a broad range of applications. The new products include mTRAQ reagents, which enable customers to validate, in parallel, several hundred proteins/peptides in complex samples for targeted quantitation and pathway analysis; Analyst® 1.5 software, a major platform upgrade; and several important quality and safety testing solutions in applied markets, particularly for the analysis of municipal water for trace contaminants.

—	Applied Biosystems’ SOLiD 2.0 system began shipping on May 1. The upgraded system offers the highest throughput and accuracy of any next-generation sequencing system available today. The SOLiD systems’ mate-pair analysis capability is particularly suited for the study of complex diseases like cancer, which is characterized by a wide range of genetic variation and chromosomal abnormalities. In May, Applied Biosystems announced a collaboration with the Wellcome Trust Sanger Institute to study cancer genomics using the SOLiD system.

—

Also in May, the National Center for Victims of Crime (NCVC) presented its 2008 Leadership Award to Leonard Klevan, Ph.D. As president for Applied Biosystems’ applied markets division, Dr. Klevan has directed the efforts of a team that has developed a number of workflow solutions that enable forensic laboratories worldwide to maximize the use of DNA in human identification and criminal investigations in order to provide more evidence in a timely manner to help solve a greater number of crimes.

—

In April, Applied Biosystems’ StepOne™ Real-time PCR System was awarded Best New Life Science Product for 2007 based on polling more than 40,000 members of the worldwide scientific community. The StepOne and StepOnePlus™ Systems were developed in response to the growing market of researchers interested in the increasing number of applications for real-time PCR, a common laboratory method used to simultaneously detect and determine the amount of nucleic acids present in biological samples. During the quarter, Applied Biosystems also made available a new set of gene expression analysis tools to make the application of real-time PCR TaqMan® assays more accessible to larger numbers of researchers.

Fiscal 2008 Financial Highlights

For fiscal 2008, Applied Biosystems reported net revenues of $2.22 billion, an increase of approximately 6% over fiscal 2007 revenues of $2.09 billion. The net effect of foreign currency increased net revenues in fiscal 2008 by approximately 4% as compared to the prior year

Income from continuing operations in fiscal 2008 was $316.6 million as compared to $170.9 million for fiscal 2007 which included a $114.3 million expense for the write-off of the value of acquired in-process R&D related to Agencourt technology. EPS from continuing operations for fiscal 2008 were $1.78, a 98% increase compared to $0.90 for the prior year. The net effect of foreign currency increased EPS by approximately $0.18 as compared to the prior year. EPS from continuing operations on a non-GAAP basis, excluding the specified items described in the reconciliation schedule below, were $1.73, a 23% increase compared to $1.41 for the prior year. Net income for fiscal 2007 included an after-tax benefit of $8.5 million for discontinued operations. Cash flow from operations for fiscal 2008 was $508.4 million compared to $366.1 million for fiscal 2007.

During both fiscal 2008 and 2007, Applied Biosystems recorded items that affected the comparability of results.

For fiscal 2008, Applied Biosystems recorded a pre-tax charge of $12.5 million for restructuring charges, primarily severance-related; a pre-tax charge of $7.8 million for costs associated with the proposed combination with Invitrogen; a pre-tax gain of $27.6 million for gains on the sale of investments; and a pre-tax gain of $7.6 million primarily due to a settlement and licensing agreement. Applied Biosystems also recorded amortization expense of $10.5 million related to acquired intangibles. Fiscal 2008 also included tax benefits of $7.9 million resulting primarily from the settlement of IRS and foreign audits, tax benefits identified during the tax return preparation, and the recalculation of deferred tax assets as a result of a decrease in the statutory tax rate in Germany.

For fiscal 2007, Applied Biosystems recorded pre-tax items that decreased income before taxes by $123.3 million. These items included: the previously-mentioned charge of $114.3 million to write off the value of acquired in-process research and development in connection with the Agencourt acquisition; net gains of $2.2 million related to the resolution of legal disputes; and amortization expense of $11.2 million related to acquired intangibles. Fiscal 2007 also included favorable tax adjustments of $23.8 million primarily related to foreign tax settlements and a reduction to foreign valuation allowances.

The following table summarizes the impact of these items on EPS calculations:

Reconciliation of GAAP amounts to Non-GAAP amounts

(Dollar amounts in millions)

	Twelve months ended June 30, 2008			Twelve months ended June 30, 2007
	GAAP amounts	Adj.	Non-GAAP amounts	GAAP amounts	Adj.	Non-GAAP amounts
Operating income	$406.1	$(23.2)	$429.3	$237.1	$(123.3)	$360.4
Income before income taxes	445.6	4.4	441.2	259.0	(123.3)	382.3
Provision for income taxes	129.0	(4.3)	133.3	88.1	(26.4)	114.5
Income from continuing operations	316.6	8.7	307.9	170.9	(96.9)	267.8

Earnings per share allocations(1)	(0.2)	(0.2)		(0.3)	(0.3)
Adjusted income from continuing operations for earnings per share	$316.4	$8.5	$307.9	$170.6	$(97.2)	$267.8

Total diluted earnings per share from continuing operations	$1.78	$0.05	$1.73	$0.90	$(0.51)	$1.41

(1) Represents allocation of intercompany sales of assets and interperiod taxes to adjust net income for purposes of calculating earnings per share.

Applied Biosystems Outlook

The combination with Invitrogen Corporation is subject to customary closing conditions and is targeted for completion during the fall of 2008. The following outlook assumes current exchange rates and it is provided for Applied Biosystems as if it had not entered into the merger agreement with Invitrogen and remains an independent business during all of fiscal 2009.

Applied Biosystems believes that its fiscal year 2009 outlook and financial performance could be affected by a number of factors, including: the introduction, manufacturing ramp-up and adoption of new products including the SOLiD system; global economic uncertainty including the level of commercial investments in life science R&D and the level of government funding for life science research; legislation and funding for applications in the applied markets; the outcome of pending litigation matters; competitive product introductions and pricing; and costs associated with the Invitrogen transaction. Subject to the inherent uncertainty associated with these factors, Applied Biosystems has the following expectations for fiscal year 2009:

—	Fiscal 2009 Revenue Growth Rate: Applied Biosystems expects mid single digit growth assuming current exchange rates. Revenues are expected to increase for both Instruments and for Consumables.

—

Fiscal 2009 Growth by Product Category: Applied Biosystems anticipates growth in the DNA Sequencing, Real-Time PCR/Applied Genomics and Mass Spectrometry product categories and declines in Core PCR and Other Product Lines. Quarterly year-over-year revenue changes may be different from our annual expectations due to a variety of factors, including the timing of customer orders and disbursements of government funding.

—

Fiscal 2009 Margins and Expenses: Applied Biosystems expects gross margin in fiscal 2009 to be slightly higher than the fiscal 2008 gross margin of 56.9%. SG&A as a percent of total revenues is expected to be slightly higher than the prior year level of 28.7%. R&D as a percentage of total revenues is expected to be slightly below the prior year level of 8.8%. Applied Biosystems expects operating margin in fiscal 2009 to be slightly higher than the operating margin of 19.3% in the prior year, excluding special items in both fiscal years as described in the Use of Non-GAAP Financial Information section below.

—

Fiscal 2009 Effective Tax Rate: Due to the implementation of tax planning strategies in our Singapore location, Applied Biosystems expects the effective annual tax rate used to calculate non-GAAP financial measures to be approximately 28%, compared to approximately 30% in fiscal 2008.

—

Fiscal 2009 non-GAAP Earnings Per Share Growth: Applied Biosystems expects that non-GAAP EPS will grow faster than revenue. This includes the incremental impact of stock-based compensation and the decrease in the effective tax rate over the prior fiscal year. The total impact of these items on fiscal 2009 non-GAAP EPS is expected to be approximately $0.04. We have suspended our open-market share repurchase program due to the proposed combination with Invitrogen. Over the last five years, the company has repurchased $1.7 billion of Applied Biosystems stock through this program.

—

The total pre-tax impact of FAS 123R (accounting for stock-based compensation) in fiscal 2009 is expected to be approximately $27 million, compared to approximately $22 million in fiscal 2008, with an EPS impact of approximately $0.11.

In the first quarter of fiscal 2009, revenue is expected to increase in line with the growth rate in the first quarter of fiscal 2008. Gross margin and operating margin in the first quarter of fiscal 2009 are expected to be higher than the fiscal 2008 first quarter.

Other risks and uncertainties that may affect Applied Biosystems’ financial performance are detailed in the “Forward-Looking Statements” section of this release.

The comments in the Outlook section of this press release reflect management’s current outlook. Applied Biosystems does not have any current intention to update this outlook and plans to revisit the outlook for its businesses only once each quarter when financial results are announced. As noted above, this outlook assumes current exchange rates and it is provided for Applied Biosystems as if it had not entered into the merger agreement with Invitrogen and remains an independent business during all of fiscal 2009.

Use of Non-GAAP Financial Measures

This press release contains non-GAAP financial measures, both historical and forward-looking, and including earnings per share and operating margin adjusted to exclude some costs, expenses, gains and losses and other specified items. These measures are not in accordance with, or an alternative for, generally accepted accounting principles, or GAAP, and may be different from non-GAAP financial measures used by other companies. Among the items included in GAAP earnings but excluded for purposes of determining adjusted earnings or other non-GAAP financial measures that we present are: gains or losses from sales of operating assets and investments; restructuring charges, including severance charges; charges and recoveries relating to significant legal proceedings; asset impairment charges; amortization of acquired intangibles; costs incurred in connection with the separation of Celera from Applera; and special tax items. In addition, for non-GAAP financial measures, we have also excluded the allocation of interperiod taxes and intercompany sales. We believe the presentation of non-GAAP financial measures provides useful information to management and investors regarding various financial and business trends relating to our financial condition and results of operations, and that when GAAP financial measures are viewed in conjunction with non-GAAP financial measures, investors are provided with a more meaningful understanding of our ongoing operating performance. In addition, these non-GAAP financial measures are among the primary indicators we use as a basis for evaluating performance, allocating resources, setting incentive compensation targets, and planning and forecasting future periods. Non-GAAP financial measures are not intended to be considered in isolation or as a substitute for GAAP financial measures. To the extent this release contains historical non-GAAP financial measures, we have also provided corresponding GAAP financial measures for comparative purposes. However, in the case of forward-looking non-GAAP financial measures, we have not provided corresponding forward-looking GAAP financial measures because these measures are not accessible to us. We cannot predict the occurrence, timing, or amount of all non-GAAP items that we exclude from our non-GAAP financial measures but which could potentially be significant to the calculation of our GAAP financial measures for future fiscal periods.

Conference Call & Webcast

A conference call with Applied Biosystems executives will be held today at 11:00 a.m. (ET) to discuss these results and other matters related to the businesses. During the call, the management team will make prepared remarks and answer questions from securities analysts and investment professionals. Investors, securities analysts, representatives of the media and other interested parties who would like to participate should dial 617.614.4078 and enter passcode 15819472 at any time from 10:45 a.m. (ET) until the end of the call. This conference call will also be webcast. Interested parties who wish to listen to the webcast should visit the “Investors & Media” section, Presentations/Events page at www.appliedbiosystems.com. A digital recording will be available approximately two hours after the completion of the conference call on July 24 until August 8, 2008. Interested parties should call 617.614.4078 and enter passcode 81170458.

About Applied Biosystems Inc.

Applied Biosystems Inc. (formerly known as Applera Corporation) is a global leader in the development and marketing of instrument-based systems, consumables, software, and services for academic research, the life science industry and commercial markets. Driven by its employees’ belief in the power of science to improve the human condition, the company commercializes innovative technology solutions for DNA, RNA, protein and small molecule analysis. Customers across the disciplines of academic and clinical research, pharmaceutical research and manufacturing, forensic DNA analysis, and agricultural biotechnology use the company’s tools and services to accelerate scientific discovery, improve processes related to drug discovery and development, detect potentially pathogenic microorganisms, and identify individuals based on DNA sources. Applied Biosystems has a comprehensive service and field applications support team for a global installed base of high-performance genetic and protein analysis solutions. Applied Biosystems Inc. is headquartered in Norwalk, CT. On June 12, 2008, Applera Corporation and Invitrogen Corporation (NASDAQ: IVGN) announced that their Boards of Directors had approved a definitive merger agreement under which Invitrogen will acquire all of the outstanding shares of Applied Biosystems stock. The merger is subject to customary closing conditions and is targeted to close in the fall of 2008. Following the close of the merger, the combined organization will be named Applied Biosystems. Information about Applied Biosystems, including reports and other information filed by the company with the Securities and Exchange Commission, is available at http://www.appliedbiosystems.com. All information in this news release is as of the date of the release, and Applied Biosystems does not undertake any duty to update this information unless required by law.

Additional Information

In connection with the proposed merger between Invitrogen Corporation and the company, Invitrogen will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of the company and Invitrogen. The company and Invitrogen will mail the joint proxy statement to their respective stockholders. Investors and security holders are urged to read the joint proxy statement when it becomes available because it will contain important information. Investors and security holders may obtain a free copy of the joint proxy statement (when it is available) and other related documents filed with the SEC by the company and Invitrogen at the SEC’s website at www.sec.gov. The joint proxy statement (when it is available) and the other documents may also be obtained for free at the company’s website at http://www.applera.com or at Invitrogen’s website at http://www.invitrogen.com.

The company and Invitrogen and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the proposed merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of stockholders in connection with the merger will be set forth in the joint proxy statement when it is filed with the SEC. You can find information about company’s executive officers and directors in the company’s definitive proxy statement filed with the SEC on September 6, 2007. You can find information about Invitrogen’s executive officers and directors in its definitive proxy statement filed with the SEC on March 5, 2008. You may obtain free copies of these documents from the company or Invitrogen, as applicable, by using the contact information above.

Applied Biosystems Forward-Looking Statements

Certain statements in this press release, including the Outlook section, are forward-looking. These may be identified by the use of forward-looking words or phrases such as “believe,” “should,” “anticipate,” “planned,” and “expect,” among others. These forward-looking statements are based on our current expectations. The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for such forward-looking statements. In order to comply with the terms of the safe harbor, we note that a variety of factors could cause actual results and experience to differ materially from the anticipated results or other expectations expressed in such forward-looking statements. The risks and uncertainties that may affect the operations, performance, development, and results of our business, including the proposed merger with Invitrogen, include but are not limited to: (1) our proposed merger with Invitrogen is subject to review by regulatory agencies under antitrust or competition laws in the U.S., the EU, and some other foreign jurisdictions, and we cannot provide assurances as to whether we will obtain the necessary clearances or approvals from these agencies or whether those clearances or approvals will impose any conditions on the company resulting from the merger; (2) our proposed merger with Invitrogen also requires the approval of our and Invitrogen’s stockholders and is subject to the satisfaction of various other conditions specified in the merger agreement, and we cannot provide assurances that all of the conditions will be satisfied; (3) the announcement of the proposed merger and our planning for the integration of the two companies could disrupt our business plans and operations, adversely affect our relationships with other companies such as customers and suppliers, and divert the attention of our management; (4) rapidly changing technology and evolving industry standards could adversely affect demand for our products, and our business is dependent on development and customer acceptance of new products; (5) our sales are dependent on customers’ capital spending policies and government-sponsored research; (6) we have significant overseas operations, and fluctuations in the value of foreign currencies could affect our financial and operating results; (7) our growth depends in part on our ability to acquire complementary technologies through acquisitions, investments, or other strategic relationships or alliances, which may not be successful, may absorb significant resources, may cause dilution, and may result in impairment or other charges; (8) we may be subject to liabilities related to our use, manufacture, sale, and distribution of hazardous materials; (9) some of our principal facilities are subject to the risk of earthquakes, which could interrupt operations; (10) our products are based on complex, rapidly developing technologies, which has resulted in some ongoing legal actions against us and which creates a constant risk of lawsuits, arbitrations, investigations, and other legal actions with private parties and governmental entities, particularly involving claims for infringement of patents and other intellectual property rights; (11) some of the intellectual property that is important to our business is owned by other companies or institutions and licensed to us, and legal actions against these companies or institutions could harm our business; (12) we may need to license intellectual property from third parties to avoid or settle legal actions brought against us; (13) we are dependent on the operation of computer hardware, software, and Internet applications and related technology for our business, particularly those areas of our business focused on the development and marketing of information-based products and services; (14) new clinical diagnostic instruments to be developed by us may not receive required regulatory clearances and/or may not be accepted and adopted by the market; (15) we rely on a single supplier or a limited number of suppliers for some key products and key components of some of our products; and (16) other factors that might be described from time to time in our filings with the Securities and Exchange Commission. All information in this press release is as of the date of the release, and we do not undertake any duty to update this information, including any forward-looking statements, unless required by law.

©Copyright 2008. Applied Biosystems Inc. All rights reserved. Applera, Applied Biosystems, and AB (Design) are registered trademarks and SOLiD, StepOne, and StepOnePlus are trademarks of Applied Biosystems Inc. or its subsidiaries in the U.S. and/or certain other countries. Invitrogen is a registered trademark of Invitrogen Corporation. Analyst is a registered trademark of Applied Biosystems/MDS Sciex Instruments. TaqMan is a registered trademark of Roche Molecular Systems, Inc.

APPLERA CORPORATION(1)

APPLIED BIOSYSTEMS GROUP

CONDENSED COMBINED STATEMENTS OF OPERATIONS

(Dollar amounts in millions except per share amounts)

(Unaudited)

	Three months ended June 30,		Twelve months ended June 30,
	2008	2007	2008	2007
Net revenues	$609.0	$557.3	$2,224.7	$2,093.5
Cost of sales	265.2	248.7	960.0	936.2

Gross margin	343.8	308.6	1,264.7	1,157.3
Selling, general and administrative	176.4	160.2	639.3	593.0
Research and development	52.5	53.5	196.1	203.9
Amortization of purchased intangible assets	2.6	2.8	10.5	11.2
Employee-related charges, asset impairments and other	16.4		20.3
Asset dispositions and legal settlements		(3.5)	(7.6)	(2.2)
Acquired research and development				114.3

Operating income	95.9	95.6	406.1	237.1
Gain on investments, net	25.0		27.6	0.2
Interest income (expense), net	2.9	6.1	8.6	15.4
Other income (expense), net	0.7	1.8	3.3	6.3

Income before income taxes	124.5	103.5	445.6	259.0
Provision for income taxes	38.1	24.2	129.0	88.1

Income from continuing operations	86.4	79.3	316.6	170.9
Income from discontinued operations, net of income taxes		8.5		8.5

Net income	$ 86.4	$ 87.8	$ 316.6	$ 179.4

Earnings per share analysis

Income from continuing operations	$ 86.4	$ 79.3	$ 316.6	$ 170.9
Allocated intercompany sales of assets(2)		(0.1)	(0.2)	(0.3)
Allocated interperiod taxes(2)	0.1

Total income from continuing operations allocated	86.5	79.2	316.4	170.6
Less dividends declared on common stock	7.2		29.3	31.2

Undistributed earnings	$ 79.3	$ 79.2	$ 287.1	$ 139.4

Allocation of basic earnings per share
Basic distributed earnings per share	$ 0.04	$ -	$ 0.17	$ 0.17
Basic undistributed earnings per share	0.47	0.43	1.66	0.76

Total basic earnings per share	$ 0.51	$ 0.43	$ 1.83	$ 0.93

Allocation of diluted earnings per share
Diluted distributed earnings per share	$ 0.04	$ -	$ 0.16	$ 0.16
Diluted undistributed earnings per share	0.46	0.42	1.62	0.74

Total diluted earnings per share	$ 0.50	$ 0.42	$ 1.78	$ 0.90

Weighted average number of common shares
Basic	168,585,000	183,305,000	172,796,000	183,162,000
Diluted	173,100,000	189,227,000	177,981,000	190,190,000

(1)	Effective July 1, 2008, Applera Corporation separated its Celera Group into an independent publicly-traded company and changed its name to Applied Biosystems Inc.

(2)	Represents allocation of intercompany sales of assets and interperiod taxes to adjust net income for purposes of calculating earnings per share.

APPLERA CORPORATION(1)

APPLIED BIOSYSTEMS GROUP

Revenues By Product Categories

(Dollar amounts in millions)

(Unaudited)

	Three months ended June 30,
	2008	2007	Change
DNA Sequencing	$ 151.7	$ 138.6	9%
% of total revenues	25%	25%
Real-Time PCR/Applied Genomics	221.9	192.6	15%
% of total revenues	36%	34%
Mass Spectrometry	152.0	146.2	4%
% of total revenues	25%	26%
Core PCR & DNA Synthesis	53.5	48.2	11%
% of total revenues	9%	9%
Other Product Lines	29.9	31.7	-6%
% of total revenues	5%	6%

Total	$ 609.0	$ 557.3	9%

	Twelve months ended June 30,
	2008	2007	Change
DNA Sequencing	$ 573.9	$ 557.6	3%
% of total revenues	26%	27%
Real-Time PCR/Applied Genomics	803.4	704.6	14%
% of total revenues	36%	34%
Mass Spectrometry	539.2	525.4	3%
% of total revenues	24%	25%
Core PCR & DNA Synthesis	199.8	190.5	5%
% of total revenues	9%	9%
Other Product Lines	108.4	115.4	-6%
% of total revenues	5%	5%

Total	$2,224.7	$2,093.5	6%

(1)	Effective July 1, 2008, Applera Corporation separated its Celera Group into an independent publicly-traded company and changed its name to Applied Biosystems Inc.

APPLERA CORPORATION(1)

CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS

For the Three Months Ended June 30, 2008

(Dollar amounts in millions except per share amounts)

(Unaudited)

	Applied Biosystems Group	Celera Group	Eliminations	Consolidated
Net revenues	$609.0	$ 43.4	$(0.3)	$652.1
Cost of sales	265.2	12.1	0.3	277.6

Gross margin	343.8	31.3	(0.6)	374.5
Selling, general and administrative	176.4	25.1		201.5
Research and development	52.5	9.4	(0.6)	61.3
Amortization of purchased intangible assets	2.6	2.5		5.1
Employee-related charges, asset impairments and other	16.4	2.7		19.1

Operating income (loss)	95.9	(8.4)		87.5
Gain (loss) on investments, net	25.0			25.0
Interest income (expense), net	2.9	2.6		5.5
Other income (expense), net	0.7			0.7

Income (loss) before income taxes	124.5	(5.8)		118.7
Provision (benefit) for income taxes	38.1	90.4	(0.1)	128.4

Net income (loss)	$ 86.4	$(96.2)	$ 0.1	$ (9.7)

Net income (loss) per share
Basic	$ 0.51	$(1.20)
Diluted	$ 0.50	$(1.20)

(1)	Effective July 1, 2008, Applera Corporation separated its Celera Group into an independent publicly-traded company and changed its name to Applied Biosystems Inc.

APPLERA CORPORATION(1)

CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS

For the Three Months Ended June 30, 2007

(Dollar amounts in millions except per share amounts)

(Unaudited)

	Applied Biosystems Group	Celera Group	Eliminations	Consolidated
Net revenues	$557.3	$10.2	$(1.3)	$566.2
Cost of sales	248.7	3.9	(0.7)	251.9

Gross margin	308.6	6.3	(0.6)	314.3
Selling, general and administrative	160.2	8.1	(0.1)	168.2
Research and development	53.5	13.5	(0.3)	66.7
Amortization of purchased intangible assets	2.8			2.8
Employee-related charges, asset impairments and other		4.3		4.3
Asset dispositions and legal settlements	(3.5)			(3.5)

Operating income (loss)	95.6	(19.6)	(0.2)	75.8
Interest income (expense), net	6.1	6.9		13.0
Other income (expense), net	1.8	0.2		2.0

Income (loss) before income taxes	103.5	(12.5)	(0.2)	90.8
Provision (benefit) for income taxes	24.2	(4.7)	(0.1)	19.4

Income (loss) from continuing operations	79.3	(7.8)	(0.1)	71.4
Income from discontinued operations, net of income taxes	8.5			8.5

Net income (loss)	$ 87.8	$(7.8)	$(0.1)	$ 79.9

Income (loss) from continuing operations per share
Basic	$ 0.43	$(0.10)
Diluted	$ 0.42	$(0.10)

Income from discontinued operations per share
Basic	$ 0.05	$-
Diluted	$ 0.04	$-

Net income (loss) per share
Basic	$ 0.48	$(0.10)
Diluted	$ 0.46	$(0.10)

(1)	Effective July 1, 2008, Applera Corporation separated its Celera Group into an independent publicly-traded company and changed its name to Applied Biosystems Inc.

APPLERA CORPORATION(1)

CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS

For the Twelve Months Ended June 30, 2008

(Dollar amounts in millions except per share amounts)

(Unaudited)

	Applied Biosystems Group	Celera Group	Eliminations	Consolidated
Net revenues	$2,224.7	$ 139.4	$(2.6)	$2,361.5
Cost of sales	960.0	39.8	(0.7)	999.1

Gross margin	1,264.7	99.6	(1.9)	1,362.4
Selling, general and administrative	639.3	74.6	0.1	714.0
Research and development	196.1	40.9	(1.7)	235.3
Amortization of purchased intangible assets	10.5	7.1		17.6
Employee-related charges, asset impairments and other	20.3	7.0		27.3
Asset dispositions and legal settlements	(7.6)	(1.1)		(8.7)

Operating income (loss)	406.1	(28.9)	(0.3)	376.9
Gain (loss) on investments, net	27.6	(3.0)	(0.1)	24.5
Interest income (expense), net	8.6	17.7		26.3
Other income (expense), net	3.3		0.1	3.4

Income (loss) before income taxes	445.6	(14.2)	(0.3)	431.1
Provision (benefit) for income taxes	129.0	88.4	(0.1)	217.3

Net income (loss)	$ 316.6	$ (102.6)	$(0.2)	$ 213.8

Net income (loss) per share
Basic	$ 1.83	$ (1.29)
Diluted	$ 1.78	$ (1.29)

(1)	Effective July 1, 2008, Applera Corporation separated its Celera Group into an independent publicly-traded company and changed its name to Applied Biosystems Inc.

APPLERA CORPORATION(1)

CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS

For the Twelve Months Ended June 30, 2007

(Dollar amounts in millions except per share amounts)

(Unaudited)

	Applied Biosystems Group	Celera Group	Eliminations	Consolidated
Net revenues	$2,093.5	$43.4	$(4.4)	$2,132.5
Cost of sales	936.2	17.6	(2.3)	951.5

Gross margin	1,157.3	25.8	(2.1)	1,181.0
Selling, general and administrative	593.0	29.7		622.7
Research and development	203.9	51.7	(1.6)	254.0
Amortization of purchased intangible assets	11.2			11.2
Employee-related charges, asset impairments and other		10.3		10.3
Asset dispositions and legal settlements	(2.2)	(2.4)		(4.6)
Acquired research and development	114.3			114.3

Operating income (loss)	237.1	(63.5)	(0.5)	173.1
Gain on investments, net	0.2			0.2
Interest income (expense), net	15.4	27.8		43.2
Other income (expense), net	6.3	0.5		6.8

Income (loss) before income taxes	259.0	(35.2)	(0.5)	223.3
Provision (benefit) for income taxes	88.1	(15.4)	(0.2)	72.5

Income (loss) from continuing operations	170.9	(19.8)	(0.3)	150.8
Income from discontinued operations, net of income taxes	8.5			8.5

Net income (loss)	$ 179.4	$(19.8)	$(0.3)	$ 159.3

Income (loss) from continuing operations per share
Basic	$ 0.93	$(0.25)
Diluted	$ 0.90	$(0.25)

Income from discontinued operations per share
Basic	$ 0.05	$-
Diluted	$ 0.04	$-

Net income (loss) per share
Basic	$ 0.98	$(0.25)
Diluted	$ 0.94	$(0.25)

(1)	Effective July 1, 2008, Applera Corporation separated its Celera Group into an independent publicly-traded company and changed its name to Applied Biosystems Inc.